FOR IMMEDIATE RELEASE               Contact:
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Monday, March 30, 1998              Christopher W. Nolan
                                    Director, Corporate Development Investor
                                      Relations
                                    International Specialty Products Inc.
                                    (973) 628-3463


           INTERNATIONAL SPECIALTY PRODUCTS' BOARD APPROVES MERGER OF
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                              ISP INTO ISP HOLDINGS
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            WAYNE, NJ -- International Specialty Products Inc. (NYSE: "ISP")
announced today that its Board of Directors has approved the merger of the Company with, and into, ISP Holdings Inc., the owner of 80,5000,000 shares of the Company's common stock (approximately 84% of the outstanding shares). In the merger, each outstanding share of the Company's common stock, other than those held by ISP Holdings, will be converted into one share of publicly-traded common stock of the surviving corporation in the merger, whose name shall be changed to International Specialty Products Inc. As part of the transaction, the ownership of ISP Holdings' shareholders in the surviving corporation will be reduced by 26,666,667 shares, to 53,833,333 shares (approximately 78% of the outstanding shares of the surviving corporation). The shares of ISP common stock owned by ISP Holdings, which are being relinquished in the merger, were valued by the parties at $16.125 per share. As a result of the merger, in addition to the assets and liabilities of ISP, approximately $400 million of ISP Holdings' debt and other liabilities, which is net of approximately $162 million of ISP Holdings' cash and other assets, will remain with the surviving corporation

            The merger was approved by a committee of independent directors of ISP's Board of Directors, who were advised by J.P. Morgan & Co., Inc., which rendered an opinion as to the fairness of the merger. The merger is subject to, among other things, the approval of the holders of a majority of each of the respective company's common stock, and is expected to be completed during June 1998.

            Samuel J. Heyman, ISP's Chairman of the Board and Chief Executive Officer commented that "We believe this transaction represents a critical step in enabling the ISP to address the lack of liquidity in its stock, which has adversely impacted the Company's stock price for quite some time. In this connection,



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the merger will enable ISP to utilize equity more freely while eliminating the need of ISP Holdings to maintain ownership of at least 80% of the Company's stock in order to avoid certain adverse tax consequences. As a result, ISP will have greater access to capital markets through equity financing and an increased ability to use equity for acquisitions and other corporate purposes."


                                     * * * *

            International Specialty Products Inc. is a leading multinational manufacturer of specialty and fine chemicals, mineral products, filter products and advanced materials.


                                     * * * *


            This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be an offer or sale of the securities in the proposed offering in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.








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